

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 27, 2017

Jamie Soler
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

> **Re:**   **Cencosud S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 15, 2016**
> **Response Dated January 18, 2017**
> **File No. 1-35575**

Dear Mr. Soler:

We have reviewed your January 18, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Item 15. Controls and Procedures, page 162

1. Regarding the disclosure errors in the notes to your consolidated financial statements discussed in your response, please provide an explanation of how you considered the identification and correction of the disclosure errors in your evaluation of internal control over financial reporting and disclosure controls and procedures.

Notes to the consolidated financial statements

23. Net Equity

Other non-financial assets, non-current, page F-125

2. We note your proposed disclosure in response to comment 4. Please revise your disclosure to define net debt to be consistent with the definition included in response to comment 8 and considering the comment below with respect to Form 6-K filed November 22, 2016.

Form 6-K filed November 22, 2016

3. We note your proposed disclosure in response to comment 8. We direct your attention to how you define net debt - "We define net debt as total debt less total liquidity…" Please explain why you refer to total liquidity or revise your proposed disclosure to refer to cash and cash equivalents consistent with your reconciliation and balance sheet.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Rodrigo Larrain, Chief Financial Officer
    Carlos Mechetti, Legal Counsel